Imperial Oil Limited 237 Fourth Avenue SW P.O. Box 2480, Station M Calgary, AB T2P 3M9	D. Christopher Jeans Assistant Controller Upstream & Corporate	Tel. (403) 237-4515 Fax (403) 237-2879
January 11, 2007
Ms. Jill S. Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, D.C. 20549
U.S.A.
Fax. No. (202) 772-9368
Dear Ms. Davis:
SEC Letter to Imperial Oil Limited dated December 29th, 2006 — File No. 0-12014
Thank you for the opportunity to discuss the above letter with Paul Smith and me.
During our discussion we proposed meeting with you to review our responses and the supplemental information. After further discussion with Mr. Schuler and discussion internally, we believe the most efficient way to respond is to first submit our responses to you along with the requested supplemental information. If there are any required clarifications after you have completed your review we can discuss and/or meet at your convenience.
Given the amount of material requested, our request is to provide a response to all questions by March 9th, 2007. This will enable enough time to respond to your questions and to collect and/or provide updates to the information requested.
As discussed, in our initial review of your comments, and based on the agreement reached with the SEC in 2000, we feel our current disclosure is in accordance with Industry Guide 7, however, we will review your comments carefully and provide updates to our Form 10-K for 2006 as appropriate to provide clarity. We also believe that the information provided by ExxonMobil in 1999 and 2000 covered a significant amount of the supplementary information requested and is still valid; however, we will review your request and provide updates or additions to the information as required.
Thank you very much.
Yours truly,
/s/  Chris Jeans